UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder



                                 QORUS.COM, INC.
               (Exact name of registrant as specified in charter)


                                     Florida
         (State or other Jurisdiction of Incorporation or Organization)


        0-27551                                           65-0358792
(Commission File Number)                       (IRS Employer Identification No.)

                         936A Beachland Boulevard, Suite 13
                              Vero Beach, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)


                                 August 24, 2005

                                 QORUS.COM, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of August 19, 2005 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Qorus.com, Inc., a Florida corporation ("Qorus"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of August 11, 2005, by and among Qorus, Elwin Group Limited, an International Business Company incorporated in the British Virgin Islands ("Elwin"), each of the equity owners of Elwin (the "Elwin Members"), and Keating Reverse Merger Fund, LLC ("KRM Fund").

      Elwin currently owns 100% of Shenyang Elwin Non Ferrous Metals Co., Ltd. ("Shenyang"), a wholly foreign owned enterprise ("WFOE") under the laws of the Peoples' Republic of China ("PRC"). Prior to the closing of the exchange transaction, Shenyang, Kangping Aluminum Factory Co., Ltd. ("Kangping") and the equity owners of Kangping will enter into a Cooperation Agreement ("Cooperation Agreement"), under which Shenyang has agreed to advise, consult, manage and operate Kangping's business in exchange for Kangping's payment of all of its net profits (as defined in the Cooperation Agreement) to Shenyang. Kangping is a producer of primary aluminum ingots and is located in Kangping County, Shenyang, Liaoning Province, an industrial area in the northeastern part of the PRC.

      The Exchange Agreement provides that Qorus' current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Exchange Agreement) and that the newly-appointed directors of Qorus will consist of one member of Kangping's current management, Shushun Feng (Kangping's Chairman and Chief Executive Officer), an independent director to be selected by Shushun Feng and two persons to be selected by Shushun Feng who may be either independent or non-independent directors ("Management Designates"), and one independent director to be designated by KRM Fund and acceptable to Shushun Feng ("KRM Fund Designate"). The Management Designates have been selected and are discussed below. The KRM Fund Designate is expected to be appointed within thirty (30) days following the Closing.

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

      Shushun Feng has agreed that by the earlier of the date Qorus submits the listing application to any exchange or June 30, 2006, the board composition shall be in compliance with the rules of the American Stock Exchange or NASD Marketplace Rules. Effective as of the Closing Date, Shushun Feng will become the Chief Executive Officer of Qorus, and Zhibin Tong will become the Chief Financial Officer of Qorus. Qorus will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Qorus so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign as an officer of Qorus effective as of the Closing Date.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Qorus in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Qorus' stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Qorus' directors occurs (otherwise than at a meeting of Qorus' stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("Closing") and the resulting change in a majority of Qorus' directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to Qorus' stockholders of record on or about August 24, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

      Effective August 11, 2005, Qorus (also referred to herein as the "Company," "we," "us" and "our") entered into an Exchange Agreement with Elwin, each of the Elwin Members, and KRM Fund. Under the terms of the Exchange Agreement, Qorus will, at closing, acquire all of the outstanding capital stock and ownership interests of Elwin (the "Interests") from the Elwin Members, and the Elwin Members will transfer and contribute all of their Interests in Elwin to Qorus. In exchange, Qorus will issue to the Elwin Members 983,265 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Qorus ("Preferred Shares"), which shall be convertible into 576,193,290 shares of Qorus' common stock ("Conversion Shares").

      The issuance of the Preferred Shares and, upon conversion, the shares of Qorus common stock underlying the Preferred Shares, to the Elwin Members is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S promulgated thereunder. The Preferred Shares and the shares of Qorus common stock underlying the Preferred Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("SEC") or with any state securities commission.

      Elwin currently owns 100% of Shenyang Elwin Non Ferrous Metals Co., Ltd. ("Shenyang"), a wholly foreign owned enterprise ("WFOE") under the laws of the Peoples' Republic of China ("PRC"). Prior to the closing of the exchange transaction, Shenyang, Kangping and the equity owners of Kangping will enter into a Cooperation Agreement ("Cooperation Agreement"), under which Shenyang has agreed to advise, consult, manage and

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
operate Kangping's business in exchange for Kangping's payment of all of its net profits (as defined in the Cooperation Agreement) to Shenyang.

      Prior to the Closing, each of the equity owners of Kangping will grant Shenyang the exclusive right and option to acquire all of their shares of Kangping or all of the assets of Kangping ("Option Agreement") and will further authorize Shenyang to vote the shares of Kangping and to act as the representative for such holders in all matters respecting Kangping's shares pursuant to proxies (the "Proxies").

      In connection with the execution of the Exchange Agreement, Qorus, KRM Fund and Shenyang entered into a Guarantee and Assumption Agreement ("Guarantee Agreement"), under which Shenyang has agreed to be jointly and severally liable with Elwin and the Elwin Members for each and every obligation and liability of Elwin and the Elwin Members under the Exchange Agreement as if it were a party to the Exchange Agreement. KRM Fund is currently the majority stockholder of Qorus.

      Upon the Closing, Qorus intends to file a Current Report on Form 8-K announcing the closing of the exchange transaction and will include proper disclosures required under Item 1.01 with respect to the Cooperation Agreement, the Option Agreement and the Proxies, with each of the foregoing agreements being included as Exhibits in such Current Report.

      Following completion of the exchange transaction, Elwin will become a wholly-owned subsidiary of Qorus.

      Qorus is presently authorized under its Articles of Incorporation to issue 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Of the 5,000,000 shares of preferred stock authorized, 1,200,000 shares will be designated as Series A Convertible Preferred Stock pursuant to Articles of Amendment to the Articles of Incorporation of Qorus.com, Inc. ("Articles of Amendment"), which is to be approved by Qorus' board of directors, and filed with and accepted by, the Secretary of State of the State of Florida prior to the Closing.

      As of the date of this Statement, Qorus has 49,184,800 shares of its common stock issued and outstanding (which includes 3,010,000 shares of common stock issued and held in treasury, which is to be cancelled prior to the Closing) and no shares of preferred stock issued and outstanding. However, immediately prior to the Closing and pursuant to the Exchange Agreement, Qorus is to issue 18,410 Preferred Shares to Worldwide Gateway Co., Ltd. ("Gateway") for acting as a finder in connection with the exchange transaction, which Preferred Shares will be convertible into 10,788,260 shares of Qorus common stock.

      Under the terms of the Exchange Agreement, all of the outstanding Interests of Elwin will be exchanged for 983,265 Preferred Shares of Qorus. Each Preferred Share will be convertible into 586 shares of Qorus common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of Qorus common stock (the "Mandatory Conversion") upon the approval by a majority of Qorus' stockholders (voting together on an as-converted-to-common-stock basis), following the exchange transaction, of an

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
increase in the number of authorized shares of Qorus' common stock from 50,000,000 to 150,000,000, and a 1 for 10 reverse stock split of Qorus' outstanding common stock ("Reverse Split").

      The holders of shares of Series A Preferred Stock will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series A Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable in a Mandatory Conversion based on the then applicable Conversion Rate. As such, immediately following the Closing, the Elwin Members will own 91% of the total combined voting power of all classes of Qorus' outstanding stock entitled to vote.

      Upon Mandatory Conversion of the Preferred Shares, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the Elwin Members will, in the aggregate, receive approximately 57,619,331 shares of Qorus' common stock, representing 91% of the outstanding shares of Qorus' common stock immediately following the Mandatory Conversion. The existing stockholders of Qorus will, following the Mandatory Conversion and Reverse Split, own approximately 4,617,481 shares of Qorus' common stock, representing 7.3% of the outstanding shares of common stock. Gateway will, following the Mandatory Conversion and Reverse Split, own approximately 1,078,826 shares of Qorus' common stock, representing 1.7% of the outstanding shares of common stock

      Accordingly, if the exchange transaction closed, and the Mandatory Conversion and the Reverse Split occurred, as of the date of this Statement, Qorus' currently outstanding common stock (currently 46,174,800 shares) would be converted into 4,617,481 shares of common stock and would represent 7.3% of Qorus' total common stock outstanding.

      In connection with the Reverse Split, Qorus' board of directors may, in its discretion, provide special treatment to certain Qorus stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Qorus' board determines to provide such special treatment, Qorus stockholders holding 1,000 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Qorus stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Qorus' board of directors.

      Effective as of the Closing, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Qorus stockholders of this Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to the Closing, the existing officers and directors of Qorus will resign, and the newly-appointed directors of Qorus will consist one member of Kangping's current management, Shushun Feng (Kangping's Chief Executive Officer), an independent director to be selected by Shushun Feng and two persons to be selected by Shushun Feng who may be either independent or non-independent directors ("Management Designates"), and one independent director to be designated by KRM Fund and acceptable to Shushun Feng

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
("KRM Fund Designate"). The Management Designates have been selected and are discussed further below. The KRM Fund Designate is expected to be appointed within thirty (30) days following the Closing. Shushun Feng has agreed that by the earlier of the date Qorus submits the listing application to any exchange or June 30, 2006, the board composition shall be in compliance with the rules of the American Stock Exchange or NASD Marketplace Rules.

      KRM Fund, the Elwin Members and Gateway have each agreed to vote their shares of Qorus' voting securities: (i) to elect the Management Designates and KRM Designate to Qorus' board for a period of one year following the Closing and to vote for such other persons that may be designated by Shushun Feng to fill any vacant position on the board of directors (other than KRM Designate), and
(ii) to approve an increase in the number of authorized shares of Qorus' common stock from 50,000,000 to 150,000,000, the Reverse Split and the change of Qorus' corporate name (collectively, the "Actions").

      Effective as of the Closing Date, Shushun Feng will become the Chairman and Chief Executive Officer of Qorus, and Zhibin Tong will become the Chief Financial Officer of Qorus. Qorus will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Qorus so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign as an officer of Qorus effective as of the Closing Date.

      At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the exchange transaction. The transaction advisory fee will be $440,000. This fee shall be paid as follows:
(i) $360,000 shall be paid at the closing of the exchange transaction, and (ii) the remaining $80,000 will be paid by November 30, 2005.

      Qorus' completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the delivery of U.S. GAAP audited annual, interim reviewed and pro forma financial information of Elwin (on a consolidated basis with Shenyang and Kangping) acceptable to Qorus, compliance with regulatory requirements, the execution of the Cooperation Agreement, Option Agreement and Proxies, execution of a certain debt repayment agreement between Kangping, Shenyang Fangyuan Aluminum Group Co., Ltd. ("Fangyuan Group"), Kangping's majority owner, and Shushun Feng, and the filing with and acceptance by the Secretary of State of the State of Florida of the Articles of Amendment. Consummation of the exchange transaction is also conditioned upon, among other things: (i) execution by KRM Fund, each Elwin Member and Gateway of a certain voting agreement; (ii) continued quotation of Qorus' common stock on the NASD Over-the-Counter Electronic Bulletin Board ("OTC BB"); (iii) receipt of all required licenses, permits, certificates and approvals by the PRC government authorities; (iv) delivery of legal opinions from Elwin's U.S. and PRC legal counsels satisfactory to Qorus; and (v) preparation, filing and distribution to the Qorus stockholders of this Schedule 14(f)-1 Notice to Stockholders.

      Each of Qorus and Elwin has agreed to continue to operate their business in the ordinary course prior to the completion of the exchange transaction.

      Except for the representations and warranties relating to the ownership of the Interests which survive the Closing, the representations and warranties of all the parties to the Exchange Agreement do not survive the Closing.

      The directors of Qorus and the managing member of KRM Fund have approved the Exchange Agreement, the Guarantee Agreement, and the transactions contemplated under the Exchange Agreement. The directors and members of Elwin have approved the Exchange Agreement and the transactions contemplated thereunder. The directors and owners of Shenyang have approved the Guarantee Agreement.

      The parties expect the closing of the transactions under the Exchange Agreement to occur on or about September 15, 2005. However, there can be no assurances that the exchange transaction will be completed.

      The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the exchange transaction is not consummated by September 15, 2005 , (iii) by either party if the exchange transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement.

      On August 17, 2005, in its Current Report on Form 8-K dated August 11, 2005, Qorus reported the execution of the Exchange Agreement and included a copy of the Exchange Agreement therein as Exhibit 2.1 and the Guarantee Agreement as
Exhibit 2.2. This Current Report is hereby incorporated by reference. All references to the Exchange Agreement herein are qualified, in their entirety, by the text of such exhibits.

      Kevin R. Keating is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of Qorus, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Qorus' common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Qorus' common stock currently owned by Kevin R. Keating.


                                VOTING SECURITIES

      Qorus' common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Qorus' stockholders. Each share of common stock entitles the holder thereof to one vote. As of August 19, 2005, 46,174,800 shares of Qorus' common stock were outstanding.

                                 QORUS' BUSINESS

      Qorus is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Qorus would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                               KANGPING'S BUSINESS

      Pursuant to the Exchange Agreement, Qorus intends to acquire 100% of the capital stock of Elwin, an international business company incorporated in the Territory of the British Virgin Islands on November 5, 2004. Elwin was organized by Shushun Feng and Yuying Liu, his wife. Shushun Feng and Yuying Liu are the beneficial owners of Kangping. They own approximately 60% and 23%, respectively, of the capital stock of Elwin.

      Elwin organized Shenyang Elwin Non Ferrous Metals Co., Ltd. ("Shenyang") as a limited liability company in the PRC on May 18, 2005. Shenyang was organized to be a wholly foreign owned enterprise ("WFOE") and received its WFOE approval from the appropriate PRC government agency on May 18, 2005.

      Prior to and as a condition of the closing of the exchange transaction, Shenyang and Kangping will enter into the Cooperation Agreement. Under the Cooperation Agreement, Shenyang has agreed to advise, consult, manage and operate Kangping's business in exchange for Kangping's payment of all of its net profits (as defined in the Cooperation Agreement) to Shenyang. Accordingly, as a result of the Cooperation Agreement, Shenyang will control substantially all of the operations of Kangping and will be entitled to receive all of the net profits generated by Kangping's operations.

      Kangping is a limited liability company under the laws of the PRC organized on May 28, 1998 and a domestic enterprise with exclusively domestic capital registered in Liaoning Province in the PRC. Kangping is currently owned 80% by Fangyuan Group and 20% by Yuying Liu. Fangyuan Group, a former state-owned enterprise in the PRC established in the 1960s and privatized in 1997, is owned 90% by Shushun Feng and 10% by Yuying Liu, his wife. In 1998, Fangyuan Group established Kangping to produce primary aluminum ingots with an initial registered capital of $12 million. Kangping received its business operating license on May 28, 1998 from the PRC government authorities. Fangyuan Group is engaged in aluminum fabrication and procures of all of its primary aluminum products from Kangping.

      Kangping is a producer of primary aluminum ingots and is located in Kangping County, Shenyang, Liaoning Province, an industrial area in the northeastern part of the PRC. Kangping's products consist of aluminum foundry ingots which are used for remelting and aluminum alloy ingots which are used for fabrication and extrusion. Kangping's primary manufacturing operations involve the extraction of aluminum metal from aluminum oxide (alumina) through electrolytic reduction in a process commonly known as smelting. Kangping further processes the extracted liquid aluminum into primary aluminum ingots through a casting process. Primary aluminum ingots are commodity aluminum suitable for commercial aluminum product market

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consisting of foundries, fabricators and others who supply finished aluminum products for the energy, electric power, railway, automotive, construction, mechanics, electronic appliance and consumer goods industries.

      The principal executive office of Kangping is located at Daolantaohai Village, Shengli Town, Kangping County, Shenyang, People's Republic of China. Shushun Feng, Yuying Liu, Zhibin Tong and Zhengyu Du are the executive officers of Kangping. A brief background description of each executive officer is set forth below.

      Kangping's plant occupies about 27.6 acres and has two electrolytic potlines, with 84 and 88 electrolytic pots, respectively. The Kangping plant commenced construction in 1998 and started operations at the beginning of 2000. It is a modern primary aluminum plant equipped with facilities and technology imported from Japan and Taiwan. Kangping's plant uses a self-baking electrolytic pot facility, an older manufacturing process as compared to a pre-baking electrolytic pot facility. However, with a specially-designed, advanced computerized production process which incorporates anti-pollution devices, Kangping believes that it is the first self-baking facility in PRC meeting the increasingly stringent local environmental standards. Kangping's management also believes it is one of the most technologically advanced and environmentally friendly self-baking primary aluminum plants in the PRC. The self-baking electrolytic pot facility also incorporates some of the technology used in pre-baking electrolytic pot facility.

      Kangping currently has an annual production capacity of primary aluminum ingots of approximately 30,000 tons and is the only primary aluminum ingot manufacturer in Shenyang City, a major industrial city in the PRC with a population exceeding 7 million people. Based on available information, Kangping's management believes Kangping was the 47th largest primary aluminum producer in the PRC in terms of production volume capacity in 2003. However, Kangping is one of only three primary aluminum producers in the industry heavy, northeastern region of the PRC. The only larger producer in this region is Fushun Aluminum Factory, a state-owned enterprise also located in Liaoning Province, with a capacity of over 100,000 tons per year.

      Alumina is the main raw material in the production of primary aluminum. Kangping purchases about 50% of the alumina required for its smelting operations from China Corporation of Aluminum ("Chalco"), a state-owned enterprise and the major domestic supplier of alumina in the PRC. The remainder of its alumina requirements are sourced from state-sanctioned import and export companies such as China Tianjin Non-Ferrous Metal Imports and Exports Co. Ltd and China Aluminum International Trade Co. Ltd. The PRC government does not set or regulate prices for alumina. Chalco sets prices for domestically produced alumina by reference to the then prevailing prices for imports. The prices of alumina imported into China are based on international prices for alumina, a market which has been recently volatile due to the strong demand from the PRC.

      Smelting primary aluminum requires a substantial, continuous supply of electricity. So the availability and price of electricity are among the key considerations in primary aluminum production operations. Electricity costs account for about 30-40% of the total cost to

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manufacture primary aluminum. Kangping relies on electricity from local power grids for its smelter operations. Prices for electricity supplied by the power grids under one to three year, renewable power supply contracts are set by the PRC government based power generation costs in the region and consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but rates vary, sometimes substantially, across regions according to costs of each power grids. Kangping accesses its power supply from the Northeast Power Grid, which Kangping management believes is one of the largest and more reliable electric power supply networks in the PRC. Kangping has applied for and received preferential electricity tariff rates in the past, but there is no assurance that these preferential rates will continue in the future.

      Kangping serves customers throughout the PRC, with most of its customers located in the northern and northeastern industrial regions. All of Kangping's sales are to domestic customers consisting primarily of domestic aluminum fabricators, which use primary aluminum as raw material for further processing, and aluminum distributors, which resell primary aluminum products to domestic aluminum fabricators and other purchasers. Prices for primary aluminum products are set based on the primary aluminum spot prices on the Shanghai Futures Exchange, which Kangping's management believes generally follows trends in the London Metals Exchange (LME), production costs, and market supply and demand dynamics.

      Products of Kangping are mainly targeted at industrial users in the following sectors:

      o     Aluminum fabrication factories
      o     Automobile manufacturers
      o     Electric power industries
      o     Railway and passenger train industries
      o     Machinery, metallurgy and chemical industries
      o     Medical manufacturers
      o     Steel manufacturers
      o     Aluminum foil manufacturers
      o     Electrical appliances manufacturers
      o     Cooking utensils manufacturers

      For 2003 and 2004, Kangping had revenues of approximately $41.9 million and $43.8 million, respectively. Sales of primary aluminum products in tons for 2003 and 2004 was 28,999 tons and 26,975 tons, respectively. For 2003 and 2004, Kangping's two largest customers accounted for 41% and 38% of revenues, respectively. Sales to these two customers were as follows:

      o Sales to Shenyang Fangyuan Aluminum Group Co., Ltd., a aluminum fabrication company controlled by Shushun Feng and Yuying Liu, totaled $12.3 million, or 29% of sales, in 2003, and $10.2 million, or 23% of sales, in 2004.

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
      o Sales to Liaoning Wanxingda Wire & Cable Co., Ltd., a non-related company, totaled $4.8 million, or 12% of sales, in 2003, and $6.4 million, or 15% of sales, in 2004.

      Sales to Shenyang Fangyuan Aluminum Group Co., Ltd. are made at market prices comparable to prices paid by Kangping's other customers.

      For 2003 and 2004, Kangping had net income of approximately $3.2 million and $2.1 million, respectively.

      Kangping's competition includes other local domestic smelters. There are over 120 primary aluminum smelters operating in the PRC, all of which sell all or substantially all of their products domestically. Kangping is considered the second largest primary aluminum producers in northeast three provinces in the PRC. Its major competitor in the northeast region is Fushun Aluminum Factory, a state-owned enterprise also located in Liaoning Province, with a capacity of over 100,000 tons per year. In this northeast region, demand for primary aluminum generally exceeds the supply and, as a result, Kangping can generally sell its most of its production output. Although there are a number of primary smelters in other areas in the PRC, it is not economic to ship primary aluminum to these northeast provinces and charge customers at the same price as local producers. Kangping does face competition from other large domestic and international primary aluminum producers which may be better capitalized and have more resources than Kangping.

      To meet the increasing demand on primary and high-purity aluminum in the PRC and the world, Kangping is exploring expansion and renovation of its current production lines to increase production capacity from 30,000 tons to 50,000 tons, including the capacity to produce up to 20,000 tons of high-purity aluminum ingots and 10,000 tons of high-purity electric aluminum foils, products which are high technology and higher value added. Kangping does not currently produce them. It has developed the feasibility study on those two types of new products and obtained the necessary local governmental approval to develop them. Significant additional investment will be required for the expansion and renovation and to commence production of these new products, and there can be no assurance that such additional investment will be available, or if available, that it will be on acceptable terms.

      High-purity aluminum refers to aluminum with aluminum content over 99.995%, which is generally produced by further refining primary aluminum (with aluminum content around 99.7%). Demand for high-purity aluminum, as a target material for integrated circuits, is greatly driven by the growth of the electronics industry, and is experiencing increasing applications in aerospace, chemical, and metallurgical industries. Currently, manufacturing of electrolytic capacitors and computer hard disks consumes 70% to 80% of the worldwide production of high-purity aluminum.

      Kangping's management believes there are fewer than 10 companies worldwide that are able to produce high-purity aluminum at a meaningful amount. In the PRC, only Xinjiang Joinworld Co., Ltd., a Shanghai-listed company, can produce high-purity aluminum at 10,000 tons per annum. The major overseas producers of high-purity aluminum in Norsk Hydro ASA,

Pechinery and RUAL of Russia. Kangping's management believes that total worldwide demand for high-purity aluminum currently outstrips available supply by a wide margin both in and outside the PRC.

      Kangping has formed a strategic alliance with Beijing Technology University in research and development for aluminum related products and expects to license certain technology, including high-purity aluminum technology, from Beijing Technology University, which currently provides technology support to the PRC's only high-purity aluminum manufacturer (Xinjiang Joinworld Co., Ltd.).

      Based on the current supply and demand imbalance in the high-purity aluminum market, Kangping's management believes that the selling price of high-purity aluminum can command a premium of about 100% over the current prices of primary aluminum products.

      Kangping currently has approximately 510 employees in the following areas:

                  Primary aluminum production        455
                  Research and development             8
                  Sales and marketing                  3
                  Corporate and administration        44


      There are many risks associated with the business of Kangping, some of which are indicated below. Any one or more of the above identified risks may affect the business operations adversely or require capital that may not be available when required, with the effect of an adverse economic impact on Kangping and a loss of value in an investment in Qorus.

      Although there can be no assurance that the parties will complete the exchange transaction contemplated by the Exchange Agreement, to the extent the transaction is completed, additional information regarding the business of Kangping (including audited financial statements for 2003 and 2004) and the risk factors affecting Kangping's business and an investment in Qorus will be disclosed in a Current Report on Form 8-K to be filed following the Closing.

                                  RISK FACTORS

The following is a summary of the risks factors affecting Kangping's business and operating Kangping's business in China. A comprehensive description of the risk factors affecting Kangping's business, operating Kangping's business in China, and an investment in Qorus will be disclosed in a Current Report on Form 8-K to be filed following the Closing.

Risks Relating to Kangping's Business
-------------------------------------

      o Kangping's future expansion and growth are dependent upon its ability to fund capital expenditures through equity or other financing which may not be available on acceptable terms.

      o Kangping does not presently maintain fire, theft, liability or any other insurance.

      o Kangping is dependent upon key personnel, principally, Shushun Feng, the loss of which could harm its prospects.

Risks Related to Operating Kangping's Business in China
-------------------------------------------------------

      o Pursuant to a public notice issued by State Administration of Foreign Exchange ("SAFE") on January 24, 2005, and a subsequent public notice issued by SAFE on April 8, 2005, acquisitions of Chinese domestic companies by offshore companies established and controlled by Chinese domestic residents are subject to examination, approval or verification by the central bureau of SAFE. In May, 2005, Shenyang Elwin obtained an approval from the Liaoning provincial branch of SAFE to enable it to receive foreign monies in the PRC and make distributions in foreign currency outside of the PRC up to US$100,000 (the registered capital of Shenyang Elwin). However, to date, there has been no examination, approval or verification by the central bureau of SAFE, which could examine the Cooperation Agreement and related agreements and transactions, and, as a result, limit Shenyang Elwin's ability to distribute profits to its offshore parent.

      o In operating a business in China, there is a risk that changes in the policies and regulations of the Chinese government could have significant impacts upon the business that may be conducted and the profitability of such business.

Risks Related to Company Common Stock
-------------------------------------

      o Upon the closing of the Exchange Agreement, the officers, directors and affiliates of the Company will control it through their stock ownership and their interests may differ from other stockholders.

      o After the closing of the Exchange Agreement, most of the Company's officers and directors, as well as its principal assets, will be located outside of the United States, thereby making it difficult to enforce any rights or judgments based on U.S. laws against the Company or its officers and directors in the U.S.

      o The Company is not likely to pay cash dividends in the foreseeable future.

                             DIRECTORS AND OFFICERS

      Effective as June 22, 2004, in connection with a change of control transaction, Patrick J. Haynes, III resigned as the Chief Executive Officer and a director of Qorus, Robert T. Isham, Jr. resigned as a director of Qorus, Thomas C. Ratchford resigned as the Chief Financial Officer of Qorus, and Kevin
R. Keating was appointed as the sole director, President, Treasurer and Secretary of Qorus. Concurrently, the principal executive office of Qorus was moved to 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963.

      The following table sets forth the names, positions and ages of executive officers and directors of Qorus. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Qorus to become a director or executive officer.


                  Name                  Age                     Position                          Term
      -----------------------------  -----------  --------------------------------------   -------------------
      Kevin R. Keating (1)               65       President, Treasurer, Secretary and            1 Year
                                                  Director

     (1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004.


      Mr. Keating, sole Director, President, Secretary and Treasurer of Qorus, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Qorus.

                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert
----------------------------------------------------

      Qorus is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Qorus does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Qorus' board of directors is deemed to be its audit committee. Qorus' board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

No Code of Ethics
-----------------

      A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

      o     Compliance with applicable governmental laws, rules and regulations;

      o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

      o     Accountability for adherence to the code.

      Qorus has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Qorus does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest
---------------------

      Certain conflicts of interest existed at December 31, 2004 and may continue to exist between Qorus and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Qorus.

      Certain conflicts of interest may exist between Qorus and its management, and conflicts may develop in the future. Qorus has not established policies or procedures for the resolution of current or potential conflicts of interests between Qorus, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Qorus, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Qorus' stockholders and for which there will be no recourse. It is also expected that Qorus will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of our controlling stockholder, to act as a financial advisor in connection with the reverse merger transaction for which it may earn a cash and/or equity fee.

Board Meetings and Committees
-----------------------------

      The Directors and Officers will not receive remuneration from the Company unless approved by the Board of Directors or pursuant to an employment contract. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. No compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

Board Meetings; Nominating and Compensation Committees
------------------------------------------------------

      Qorus' directors and officers will not receive remuneration from Qorus unless approved by the Board of Directors or pursuant to an employment contract. We have no employment contracts currently in place. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated fixed compensation as director. No such payment shall preclude any director from serving Qorus in any other capacity and receiving compensation therefor. No compensation has been paid to directors for attendance at any meetings during the last fiscal year.

      Qorus is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Qorus does not currently have a compensation committee. Qorus' Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also Qorus' sole officer acting as President, Secretary and Treasurer. Qorus has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

      Qorus neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Qorus does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida Corporate Law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Qorus' Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

      Because the management and directors of Qorus are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Boards' attention by virtue of the co-extensive capacities served by Kevin R. Keating.


                        DIRECTOR AND OFFICER COMPENSATION

      The following Executive Compensation Chart highlights the compensation for Qorus' executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                               Long Term Compensation
                                                                        --------------------------------------
                                     Annual Compensation                         Awards             Payouts
                               ---------------------------------------- -------------------------- -----------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP         All Other
      Principal                             Bonus       Compensation     Award(s)      SARs (#)     Payouts       Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)          (2)          ($)             ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating        2004       $0          $0            $0             N/A          N/A          N/A          $50,000
(Pres., Secr., and
Treas.) (1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Patrick J. Haynes       2004       $0          $0            $0             N/A          N/A          N/A            N/A
(CEO) (2)               2003       $0          $0            $0             N/A          N/A          N/A            N/A
                        2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Thomas C. Ratchford     2004       $0          $0            $0             N/A          N/A          N/A            N/A
(CFO) (3)               2003       $0          $0            $0             N/A          N/A          N/A            N/A
                        2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------


(1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004. On July 27, 2004, Qorus issued Mr. Keating 2,000,000 shares of its common stock in consideration for services rendered by him, valued at $50,000.

(2) Mr. Haynes became Chief Executive Officer effective March 15, 2001 and resigned effective June 22, 2004.

(3) Mr. Ratchford became Chief Financial Officer effective October 2000 and resigned effective June 22, 2004.

      There was no other compensation paid to Kevin R. Keating during 2004 in his capacity as an officer or director of Qorus. There were no option grants to Kevin R. Keating during the fiscal year ended December 31, 2004, and no options were exercised by Kevin R. Keating during the fiscal year ended December 31, 2004.

   Qorus did not pay any compensation to any director in 2002, 2003 and 2004.

                           NEW DIRECTORS AND OFFICERS

      The Exchange Agreement provides that, on the Closing Date, the current officers of Qorus shall resign and Qorus shall appoint the following persons as executive officers and directors of Qorus. Kevin R. Keating will resign as the President, Treasurer, Secretary and sole director of Qorus as of the Closing.


                 Name                            Age                       Position
  ------------------------------------       ------------     -------------------------------------
  Shushun Feng                                   53           Chief Executive Officer and Director
  Zhibin Tong                                    43           Chief Financial Officer and Director
  Lu Huiming                                     45           Director
  Li Zhang                                       41           Director
  KRM Fund Designate                                          Director - to be appointed


Shushun Feng, Chief Executive Officer and Director

      Shushun Feng joined Shenyang Aluminum Material Factory, a state-owned enterprise in the PRC and predecessor of Shenyang Fangyuan Aluminum Co., Ltd., as a laborer in 1972 and rose to the position of General Manager in 1987. In 1997, Mr. Feng acquired Shenyang Fangyuan Aluminum Co., Ltd. and formed Shenyang Fangyuan Aluminum Group Co., Ltd. ("Fangyuan Group"). Mr. Feng graduated from the University of Liaoning in 1992 with a Masters Degree in International Finance.

Zhibin Tong, Chief Financial Officer and Director

      Zhibin Tong joined Fangyuan Group as a Financial Manager in 1990. Mr. Tong became the Chief Financial Officer of Kangping in 1998. Prior to joining Fangyuan Group, Mr. Tong worked for Shenyang Machinery Factory as Accounting Supervisor for seven years. He graduated from Shanghai Air Force Political College with major in accounting.

Lu Huiming, Director

      Since January, 2000, Mr. Lu has served as the head of the Beijing Technology University Light Metal Research Institute. Prior to 2002, Mr. Lu was a post doctoral candidate and lecturer. Mr. Lu received a post-doctoral degree in Smelting Technology from Beijing Technology University in 1999 and a post-doctoral degree in 1997 from China's Northeastern University in Materials and Smelting Technology.

Li Zhang, Director

      Since 2003, Ms. Li has been a Finance Professor at Liaoning University. Ms. Li previously served as a lecturer and Vice Professor of International Finance at Liaoning University. Ms. Li has a B.A. from Jilin Financial and Trading College and an M.A. from Liaoning University in International Finance.

Employment Arrangements

      The following Executive Compensation Chart highlights the compensation for Kangping's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                               Long Term Compensation
                                                                        --------------------------------------
                                                                                 Awards             Payouts
                                         Annual Compensation
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                       Securities
        Name                                               Other         Restricted    Underlying
         and                                               Annual          Stock        Options/      LTIP          All Other
      Principal                 Salary      Bonus       Compensation      Award(s)      SARs (#)     Payouts       Compensation
      Position          Year      ($)        ($)             ($)             ($)          (2)          ($)             ($)
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------
Shushun Feng (CEO)      2004    $24,154    $12,077           $0             N/A          N/A          N/A            N/A
                        2003    $24,154    $12,077           $0             N/A          N/A          N/A            N/A
                        2002    $24,154    $12,077           $0             N/A          N/A          N/A            N/A
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------
Yuying Liu              2004      $0       $12,077           $0             N/A          N/A          N/A            N/A
(Chairman)              2003      $0       $12,077           $0             N/A          N/A          N/A            N/A
                        2002      $0       $12,077           $0             N/A          N/A          N/A            N/A
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------
Zhengyu Du              2004    $4,348      $7,246           $0             N/A          N/A          N/A            N/A
(General Manager)       2003    $4,348      $7,246           $0             N/A          N/A          N/A            N/A
                        2002    $4,348      $7,246           $0             N/A          N/A          N/A            N/A
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------
Zhibin Tong             2004    $3,623      $6,038           $0             N/A          N/A          N/A            N/A
(CFO)                   2003    $3,623      $6,038           $0             N/A          N/A          N/A            N/A
                        2002    $3,623      $6,038           $0             N/A          N/A          N/A            N/A
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------


      To the best of Qorus' knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Qorus, and no such persons have been involved in any transaction with Qorus or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of Qorus' knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding Qorus' common stock beneficially owned on August 19, 2005 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Qorus' knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of Qorus. At August 19, 2005, 46,174,800 shares of Qorus' common stock were outstanding.

------------------------------------------ ------------------------------------ --------------------------------------
                  Name                     Number of Shares Beneficially                 Percent of Shares
                  ----                                  Owned                            -----------------
                                                        -----
------------------------------------------ ------------------------------------ --------------------------------------
Kevin R. Keating                                      2,000,000 (1)                             4.3%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963
------------------------------------------ ------------------------------------ --------------------------------------
Keating Reverse Merger Fund, LLC                     34,983,459 (2)                             75.8%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
------------------------------------------ ------------------------------------ --------------------------------------
All  Executive  Officers and Directors as               2,000,000                               4.3%
a group
------------------------------------------ ------------------------------------ --------------------------------------

      (1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Keating Reverse Merger Fund, LLC.

      (2) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Kevin R. Keating.

      The following table sets forth certain information regarding Qorus' common stock beneficially owned on August 19, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Qorus' outstanding common stock, (ii) each executive officer and director, and

(iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a pre-Reverse Split and post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming (i) that Qorus issues 18,410 Preferred Shares to Worldwide Gateway Co., Ltd. for acting as a finder in connection with the exchange transaction, which Preferred Shares will be convertible into 10,788,260 shares of Qorus common stock, (ii) that outstanding options and warrants of Qorus to acquire 23,200 shares of Qorus' common stock are excluded. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Qorus intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Qorus to reflect the actual results of the completion of the transactions under the Exchange Agreement. The table assumes a total of 633,156,350 and 63,315,638 shares of Qorus' common stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement and the assumptions set forth above, assuming such transactions were completed as of August 19, 2005, on a pre- and post- Reverse Split basis, respectively, and on a fully diluted and an as-converted basis.


---------------------------------------------------------------------------------------------------------------------
                                                          Amount of             Amount of
                                                         Beneficial            Beneficial            Percent of
        Name of Beneficial Owner                         Ownership             Ownership            Beneficial
                                                     (Pre-Reverse Split)  (Post-Reverse Split)       Ownership
---------------------------------------------------------------------------------------------------------------------
Shushun Feng (1), (2)                                    345,716,560           34,571,656              54.6%
---------------------------------------------------------------------------------------------------------------------
Yuying Liu (1), (2)                                      132,524,486           13,252,449              20.9%
---------------------------------------------------------------------------------------------------------------------
Zhibin Tong (1)                                               0                     0                   0.0%
---------------------------------------------------------------------------------------------------------------------
Lu Huiming (1)                                                0                     0                   0.0%
---------------------------------------------------------------------------------------------------------------------
Li Zhang (1)                                                  0                     0                   0.0%
---------------------------------------------------------------------------------------------------------------------
Keating Reverse Merger Fund, LLC (3)                      34,983,459            3,498,346               5.5%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
---------------------------------------------------------------------------------------------------------------------
All Executive Officers and Directors as a group          345,716,560           34,571,656              54.6%
(four persons)
---------------------------------------------------------------------------------------------------------------------

(1) c/o Shenyang Fangyuan Aluminum Group Co., Ltd., No. 12, Lu Guan Yi Street, Tie Xi District, PRC 110023.

(2)   Shushun Feng and Yuying Liu are husband and wife.

(3) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin
      R. Keating and disclaims any beneficial interest in the shares of Qorus' common stock owned by Kevin R. Keating. Keating Reverse Merger Fund, LLC has the right to nominate a director of Qorus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Qorus

      On June 10, 2004, Qorus entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

      Kevin R. Keating, is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of Qorus. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Qorus' Common Stock currently owned by Kevin R. Keating.

      At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the exchange transaction. The transaction advisory fee will be $440,000. This fee shall be paid as follows:
(i) $360,000 shall be paid at the closing of the exchange transaction, and (ii) the remaining $80,000 will be paid by November 30, 2005.

      Other than the above transactions or otherwise set forth in this Statement or in any reports filed by Qorus with the SEC, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

Kangping

      Pending the closing of the Exchange Agreement, Fangyuan Group owns 80% of Kangping. Kangping has, in the past, assisted the Fangyuan Group in financing its working capital needs through the use of bank drafts. The drafts were employed in two ways. In the first scenario, Kangping deposited funds with a bank, and the bank made available to Kangping, through bank drafts, twice the amount of money deposited. Drafts that Kangping used were drawn in favor of its vendors to pay for goods or services purchased, or in favor of Fangyuan Group. Fangyuan Group then took these drafts and discounted them at the bank for cash. Kangping and Fangyuan Group have discontinued these transactions.

      As of December 31, 2004, Kangping had a related party receivable of $20,084,138 ("Debt") which is all due from Fangyuan Group. In December 2003, Kangping signed an

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agreement with Fangyuan Group, effective January 1, 2003, whereby Kangping charges interest to Fangyuan Group on the balance owed to it by Fangyuan Group, which includes accounts receivables from sales and advances. The annual interest rate is approximately 6%. Interest income earned was approximately $1,007,300 and $885,300 for 2004 and 2003, respectively, which are included in the Debt. On June 15, 2005, Kangping, Shushun Feng and Fangyuan Group signed an agreement whereby Fangyuan Group and Shushun Feng transferred to Kangping land use rights, with a market value of approximately $15,130,000, as determined by appraisal, to satisfy a portion of the Debt ("Debt Repayment Agreement"). As part of the Debt Repayment Agreement, Kangping agreed to lease the land back to Fangyuan Group for two years for an annual rental fee of approximately $824,527. Subsequent to June 15, 2005, the Fangyuan Group paid cash of approximately $2,416,000 and $3,926,000 to Kangping against the Debt on June 21, 2005 and July 19, 2005, respectively. As a result, the payable to Kangping due from Fangyuan Group has been reduced to approximately $13,742,100 as the date of this report.

      Shenyang Jidi Windows Company Limited and Shenyang Transportation Company Limited are owned by Fangyuan Group and the directors of Fangyuan Group. Fangyuan Group also owns 20,000,000 shares of Shenyang Northern Security Company. Kangping had approximately $10,205,000 (23%) and $12,270,300 (29%) of sales to Fangyuan Group and these entities in 2004 and 2003, respectively.

      In 2004 and 2003, Kangping purchased fuel from an entity owned by the brother of one of Kangping's beneficial owners. The 2004 purchase was immaterial and the 2003 purchase was approximately $424,100.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Qorus' directors and executive officers, and persons who beneficially own more than 10% of a registered class of Qorus' equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Qorus' securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Qorus' common stock are required by SEC regulations to furnish Qorus with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Qorus, or written representations that no reports were required, Qorus believes that for the fiscal year ended December 31, 2004 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Qorus' securities filed a Form 3 with the SEC and has had no change of ownership since such filing.







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


                                    SIGNATURE


      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 QORUS.COM, INC.
                                 (Registrant)

                                 By: /s/ Kevin R. Keating
                                     --------------------
                                 Name:  Kevin R. Keating
                                 Title: President


Dated:   August 24, 2005






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